Northern Dynasty: PEBBLE permitting advances debated by US CONGRESSIONAL COMMITTEE

Pebble CEO Tom Collier appears before House Committee on Transportation and Infrastructure Subcommittee on Water Resources and the Environment

October 28, 2019 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports that on October 23, 2019, Pebble Limited Partnership (“Pebble Partnership” or “PLP”) CEO Tom Collier appeared before the US Congressional Committee on Transportation and Infrastructure’s Subcommittee on Water Resources and the Environment to discuss recent advances by the Pebble Project through the federal Environmental Impact Statement (“EIS”) permitting process.

Collier said the Democrat-controlled committee invited six Pebble critics to appear as witnesses at the hearing, including paid activists and consultants, as well as himself. The CEO of Northern Dynasty’s 100%-owned US subsidiary said it is clear that sworn opponents of the project are alarmed at the steady progress Pebble continues to make toward a Final EIS and Record of Decision (“ROD”) from the US Army Corps of Engineers (“the Corps”).

“With the publication of an overwhelmingly positive Draft EIS in February, the formal withdrawal of the Obama Administration’s unprecedented 404(c) Proposed Determination in July, and our inexorable progress toward a Final EIS and ROD in the first half of 2020, people are starting to understand that Pebble is a project of merit,” Collier said. “We’ve known for some time that our project will meet and surpass the rigorous environmental standards enforced in the United States and Alaska, and believe that it will secure its operating permits. Our critics are starting to understand that as well.”

Members of the subcommittee split along partisan lines, with Republicans objecting to Congress interfering with the administration of regulatory due process for the Pebble Project.

“We are wading into a project and an issue that is currently in the middle of a comprehensive review under the National Environmental Policy Act (“NEPA”),” said Rep. Bruce Westerman (R-ARK), Ranking Member of the subcommittee. “I…believe in proper regulatory due process through a fair and objective federal environmental permitting process. I believe in giving an applicant the opportunity to have the Corps of Engineers and the State of Alaska, along with a suite of other federal agencies, review this project objectively on the merits of this permit application.”

Given the pendency of the Corps’ EIS permitting process for Pebble, Westerman argued the subcommittee’s time is better spend on other issues, rather than “a partisan priority currently under review at the federal agency level.”

Although the hearing will have little effect on Pebble’s progress through federal permitting, Collier took the opportunity to counter the positions and concerns of those opposed to the project.

Collier on the findings of the Corps’ Draft EIS: “For over 15 years, a battle has been fought over whether building a copper mine 200 river miles from Bristol Bay in Alaska would significantly damage the salmon fishery in that region. The debate is now over. In February of this year, the US Army Corps of Engineers issued its draft Environmental Impact Statement for the proposed Pebble mine and unequivocally concluded that the project will not harm the Bristol Bay fishery.”

Collier on the US Environmental Protection Agency’s (“EPA”) decision to withdraw its Proposed Determination: “Another concern expressed today has been whether EPA withdrawing its preemptive, unprecedented veto – also known as the Proposed Determination – was the correct decision. There can be no question that it was.

“First, the entire Proposed Determination was the epitome of bad process – a lack of statutory authorization, no valid scientific record to speak of, and unelected, unaccountable bureaucrats trying to regulate a major economic development project out of existence. The Proposed Determination was also faulty process because it deliberately avoided NEPA and an EIS, which together comprise a superior, time-tested means of evaluating major development projects.”

Collier on the growing desperation of Pebble opponents: “One of my fellow panelists today, former EPA Regional Administrator Dennis McLerran, has called Pebble’s permit application the ‘camel’s nose under the tent,’ which I suppose means that he believes that Pebble plans on shoehorning in a larger project despite the fact that we have scaled back the footprint in the mine plan currently before the Corps of Engineers. I have several responses.

“First, I believe it shows the level of desperation that the Pebble opposition has reached. Think about it – to oppose this permit application, they are forced to argue that it must in fact be far different than what is actually proposed. In other words, they are struggling to find problems with what is currently pending before the Corps.”

Collier on the key criticisms of Pebble opponents: “One is that the political fix is in, and that’s why we’re where we are in the permitting process. The second is the process is being rushed. And the third is the (Draft) EIS is inadequate. And one of the things that’s been pointed to repeatedly are the criticisms that have been filed by EPA and by the Department of Interior (“DOI”).

“And the point I want to make is that they (EPA and DOI’s criticisms) don’t support those three points. In fact, they run directly against them. If the political fix is in, why is it that Trump’s EPA and Trump’s DOI are criticizing the Draft Environmental Impact Statement? It’s just absurd and it is an internally inconsistent position to take.

“Second, if this is a rushed process, why are these agencies building speed bumps for the process? I mean that’s crazy. And then the third point, and this one is the most important. Now that these criticisms have been put on the table, it is incumbent on the Corps of Engineers to address them and address them thoroughly. And if they don’t address them thoroughly, then a court is going to throw this permit right out the door the minute it’s issued.

“And so, one of the things that’s happened is that the process is in fact working, which was your original point. This is a draft. Criticisms have been put on the table and those criticisms are going to be addressed. And if they aren’t addressed, we won’t be able to have our permit upheld when the courts reviews.”

In expressing his support for the Pebble EIS permitting process, Rep. Don Young (R-AK) reminded subcommittee members that the State of Alaska has encouraged investment in mineral exploration and development at Pebble.

“And people forget, Madam Chair, that this is state land,” Young said. “This is not federal land. The State of Alaska had the right to choose 103 million acres of land and they chose this land. And they put it up for (mineral) discovery and it was discovered. And under the discovery clause, you have a right for exploration. On the right for exploration, you have a right for development if you go to the permitting process.”

Since the conclusion of the subcommittee hearing last week, there have been further signals the Corps and the EPA continue to work together constructively on the Pebble EIS. On October 25, 2019, the Corps granted EPA a requested extension to the date by which it must decide whether to ‘elevate’ its consideration of the Pebble EIS from EPA Region 10 to EPA Headquarters in Washington DC under Section 404(q) of the Clean Water Act.

“The EIS process for Pebble, including the collaboration of multiple government agencies, is working as it should,” Collier concluded.

“We have every reason to believe progress will continue, that the Corps will deliver a final EIS and positive Record of Decision on time next year, and that its process and decisions will withstand any subsequent legal challenge. I think our increasingly anxious opponents believe that to be the case as well.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company’s future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.